December 8, 2005

United States Securities and
Exchange Commission
Washington DC, 20549

RE:  Netsmart Technologies, Inc.
Registration Statement on Form S-3
File No. 333-127238
Filed on October 27, 2005
Form 10-K for the year ended December 31, 2004
Filed on March 18, 2005
Form 10-Q for the quarterly period ended March 31, 2005
Filed on May 11, 2005
Form 10-Q for the quarterly period ended June 30, 2005
Filed on August 10, 2005
Form 8-K filed on September 28, 2005
Form 10-Q for the quarterly period ended September 30, 2005
Filed on November 14, 2005

Ladies and Gentlemen:

The following are the responses to the comments of the Commission in its letter of November 23, 2005 in connection with the filing by Netsmart Technologies, Inc. ("Netsmart" or the "Company") of the above-referenced registration statement. To facilitate your review we have included your numbered comments along with the related responses.

We call to the staff’s attention that the registration statement number indicated on the Commission’s website is 333-129265, rather than the registration statement number indicated in its letter. Please note that the Form S-3/A and related documents filed herewith make reference to Registration Statement Number 333-129265.

General

1.	Please have the principal accounting officer sign the registration statement in this capacity. Refer to Instruction 1 for Signatures, Form S-3.

The requested change has been made on the signature page to the Form S-3/A filed simultaneously herewith.

Selling Securityholders, page 8

2.
With respect to the shares to be offered for resale by all of the selling security holders who are legal entities, please disclose the individual or individuals who exercise the voting and dispositive powers. Refer to Interp. I.60 of Telephone Interp. Manual (July 1997) and Interp. 4S of Reg. S-K section of 3/99 Supp. to Manual.

The requested disclosure has been added. See page 9 of the Form S-3/A.

3.
Disclose whether any of the selling securityholders are registered broker-dealers or affiliates of registered broker-dealers. Be advised that all selling securityholders who are registered broker dealers or affiliates of broker dealers who did not receive their securities as compensation for investment banking or similar services should be identified as underwriters.

Please be advised that Griffin Securities, Inc. is the only selling securityholder that is a registered broker dealer.Disclosure to that effect has been added on page 8 of the Form S-3/A.

Plan of Distribution, page 10

4.
In your plan of distribution, you indicate that selling securityholders may create short positions in the common shares in connection with the offering. Tell us whether the selling securityholders have any open short positions. In your response letter, please advise us that Netsmart Technologies and the selling securityholders are aware of CF Tel. Interp. A.65.

Please be advised that, to the knowledge of the Company, none of the selling securityholders currently have established open short positions. In that regard, we are aware, and have made the selling securityholders aware, of Telephone Interpretation A.65.

5.	Revise to disclose how you propose to reflect any changes in the selling securityholders.

The requested disclosure has been added immediately prior to the Selling Securityholders table. See page 8 of the Form S-3/A.

Where You Can Find More Information, page 11

6.	Please revise to incorporate by reference your Form 10-Q for the quarter ended September 30, 2005, which was filed November 11, 2005. See CF Telephone Interpretation H.69.

The requested change has been made. See page 12 of the Form S-3/A.

Updating of Financial Statements

7.	Please update your registration statement to include your financial statement for the quarter ended September 30, 2005. Refer to Rule 3-12(g) of Regulation S-X.

The requested change has been made through the incorporation by reference of our 10-Q for the quarter ended September 30, 2005. See page 12 of the Form S-3/A.

Exhibit 23.2

8.
The number of shares relating to the acquisitions of CMHC Systems, Inc. and ContinuedLearning LLC does not correspond to the number of shares identified in the registration statement. Revise or advise.

A revised legal opinion has been filed as Exhibit 23.2 to the Form S-3/A.

9.
Please either revise to file the legal opinion of Kramer, Coleman, Wactlar & Lieberman, P.C. as Exhibit 5, or revise your Exhibit Index to indicate that this legal opinion has been filed as Exhibit 23.2, rather than as Exhibit 5.

The Exhibit Index has been revised in response to the staff’s comment.

Form 10-K for the fiscal year ended December 31, 2004

Item 7 - Management’s Discussion and Analysis of Financial Condition and Results of Operations

Years Ended December 31, 2004 and 2003, page 16

Results of Operations, page 16

10.
Reconcile your statement that “revenue from fixed price software development contracts is determined using the percentage of completion method which is based upon the time spent by our technical personnel on a project” with your disclosure noted within your Critical Accounting Policies and Estimates on page 24 stating that “revenue from fixed price software development contracts….[is] recognized utilizing the estimated percentage-of-completion method which uses the units-of-work-performed method to measure progress towards completion.” We also noted a similar disclosure within your Revenue Recognition footnote on page F-13.

The revenue calculation performed for fixed price software development is derived based upon the percentage of completion method whereby we use time spent by our technical personnel on a project as the measuring standard. On page 24, although we indicated that we utilized the estimated percentage-of-completion method which uses the units-of-work-performed method, the unit we are referring to is time spent by our technical personnel on a project. We will clarify this in future filings.

Quarterly Summary, page 26

11.
Tell us more about the “change in estimate” you recorded in the fourth quarter surrounding your income tax provision. Tell us the specific facts and circumstances that occurred during the fourth quarter that indicated use of a lower effective income tax rate was appropriate. Explain why the use of the 28% effective tax rate was appropriate for the first three quarters, particularly in light of the fact that you noted a material weakness in this area.

For interim reporting purposes the Company utilized an estimated annual tax rate in order to record its income tax provisions. This follows the guidance as outlined in:

APB 28 “Interim Financial Reporting” which states in paragraph 19 “At the end of each interim period the company should make its best estimate of the effective tax rate expected to be applicable for the full fiscal year. The rate so determined should be used in providing for income taxes on a current year-to-date basis. The effective tax rate should reflect anticipated investment tax credits, foreign tax rates, percentage depletion, capital gains rates, and other available tax planning alternatives.”

Further FIN 18 “Accounting for Income Taxes in Interim Periods an interpretation of APB Opinion No. 28” goes further on to state in paragraph 8 “The rate is revised, if necessary, as of the end of each successive interim period during the fiscal year to the enterprise's best current estimate of its annual effective tax rate. In some cases, the rate will be the statutory rate modified as may be appropriate in particular circumstances.”

FIN 18 paragraph 8 was amended by SFAS 109 “Accounting for Income Taxes” in paragraph 288y to include “It also includes the effect of any valuation allowance expected to be necessary at the end of the year for deferred tax assets related to originating deductible temporary differences and carryforwards during the year.”
As such, the Company regularly reviewed for interim reporting, its estimate of the expected annual effective tax rate. In addition the Company reviewed its deferred tax assets to determine if, based on the weight of available evidence, it is more likely than not (a likelihood of more than 50 percent) that some portion or all of the deferred tax assets will not be realized. The valuation allowance would then be adjusted to an amount sufficient to reduce the deferred tax asset to the amount that is more likely than not to be realized as in accordance with SFAS 109 paragraph 17e.

During the quarter ended March 31, 2004 the Company determined that its deferred tax assets, which had been offset in part by a valuation reserve, were more likely than not to be realized, based upon facts and circumstances expected to be present at the end of the Company’s fiscal year. In calculating the Company’s effective rate for the year ending December 31, 2004, the Company expected that the valuation reserve would be fully eliminated at December 31, 2004. In addition, consideration was necessary for the effect of reversing any valuation allowance recorded for deferred tax assets associated with stock based compensation deductions the effect of which was to APIC. In fact, the valuation allowance was decreased by $1,731,000 at December 31, 2004 (compared to December 31, 2003), of which $717,000 was recorded as an addition to APIC. As such, the Company, in an effort to best estimate its effective annual tax rate, projected its expected annual taxable income and applied its current blended tax rate (offset by the reversal of the valuation reserve estimated to benefit the income statement) to that amount, to determine an expected tax provision for the year. This combined current and deferred provision expected for the current year was divided by the expected income for the year, revised each quarter, to determine its best estimate of the annual effective tax rate.

The Company experienced delays on projects, accounted for under the percentage of completion method in accounting, during the fourth quarter, and as a result its actual taxable income was significantly less than its estimates used and revised during each of the first three quarters of 2004. Provisions booked during the interim periods were on a current year to date basis, not on a quarterly stand alone basis, as prescribed by APB 28 noted above. As such, the estimated rate used during the interim periods was computed during the interim quarter based on a higher expected taxable income. The adjustment from the projected to actual income resulted in a reduced effective rate during the fourth quarter. While the blended statutory rates were relatively constant throughout the year, the expected reduction in the valuation allowance was a fixed dollar amount, not a rate based on earnings. Accordingly, the fixed dollar amount of the tax benefit magnified the change in the effective tax rate in the fourth quarter, when there was a reduction in the projected taxable income.
In light of these facts, the Company believes that its interim and fourth quarter rates were appropriate as the Company was required during each interim period under APB 28 to “make its best estimate of the effective tax rate expected to be applicable for the full fiscal year”, and as such the estimated effective tax rates were determined based on a preponderance of all facts and estimates available to management at those times. In fact, the change in the effective tax rate represented a change in circumstances in the fourth quarter- namely the reduction in projected taxable income.

Item 9A. Controls and Procedures, page 27

12.
We note your statement that “our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this Annual Report on Form 10-K our disclosure controls and procedures were not adequate to enable us to record, process, summarize and report information required to be included in the Company’s periodic SEC filings within the required time period.” It does not appear that your certifying officers have reached a conclusion that your disclosure controls and procedures are either effective or ineffective. Please revise to address your officers’ conclusions regarding the effectiveness of your disclosure controls and procedures.

The disclosure has been revised to indicate that the certifying officers have concluded that the Company’s disclosure controls and procedures were not effective as of December 31, 2005. See page 27 of the Form 10-K/A.

13.	Disclose when the material weaknesses were identified, by whom it was identified and when the material weakness first began.

The disclosure has been revised to indicate that the weakness was identified by the Company’s independent registered public accountants. We call to your attention the language on page 27 of the Form 10-K/A which states that the weakness was discovered during the quarter ended December 31, 2004. Regarding the date of commencement of the material weakness, please be advised that the weakness existed prior to the adoption of the Sarbanes-Oxley Act of 2002 and the promulgation of the PCAOB standards establishing the criteria for a “material weakness.” We have added disclosure to that effect.

14.
We note your disclosure that “[e]xcept as described above, there were no significant changes in our internal controls over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting” (emphasis added). Please note that Rule 13a-15(d) requires the disclosure of “any” change in your internal controls. Revise to state clearly, if correct, that there were changes in your internal control over financial reporting that occurred during the period that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting.

The disclosure has been revised in response to the staff’s comments. See page 27 of the Form 10-K-A.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-13

15.
Your revenue recognition policy refers to ‘information processing revenue’. Please clarify the nature of the revenues you are referring to and how they fit into the way you describe your business. Clarify the nature of theses arrangements and how you determine the ‘period in which the service is provided’. Also, explain where these revenues are classified in your income statement.

Information processing revenue refers to our Data Center Services. Data Center Services are provided to outpatient facilities, including mental health, alcohol and substance abuse facilities. Our services include the collection of information from our customers (the outpatient facilities), data entry of the collected data, the creation of statistical information related to our customer’s patients and preparation of electronic billing on behalf of our customers. We either bill our customers on either a fixed monthly fee arrangement, or on a transaction basis calculated by a contracted amount per patient per month, for the data processing. Revenue is recognized at the end of each monthly period in which these services are performed. We will clarify that this is “Data Center Services” revenue in future filings. The revenue is shown in our income statement under ‘Data Center Services”.

16.
You indicate that consulting revenue is recognized when the services are rendered. Clarify whether these arrangements are fixed fee arrangements or time and material arrangements and explain the manner in which you determine when such services are rendered and the amount of corresponding revenues to recognize.

Consulting services are substantially all performed pursuant to time and material arrangements. The determination as to when services are rendered is based upon the dates our consultants and technicians perform services per our time and billing accounting system. Accordingly, revenue is recognized as services are rendered. Consulting revenue generally ranges from $1 million to $2 million_per year.

17.
For the multiple element arrangements described in your first paragraph that do not require significant customization or modification, identify the elements in your arrangements and explain how you allocate the fee to each element in your arrangements (license, maintenance, consulting, etc.). Explain how you determine VSOE for each element and how that is consistent with paragraph 10 of SOP 97-2.

The only multiple element arrangement contracts that do not require significant customization and modification, relate to certain contracts, in which we bundle a software license, one year’s maintenance, and sometimes training. All other contracts either require significant customization or contain only a single element. In accordance with SOP 97-2, as amended, we allocate revenue using the residual method. Netsmart sells both annual maintenance contracts and training separately, with long established pricing to our customers. Annual maintenance contracts are generally sold at a fee of 20% of the underlying software license. We also sell training separately with established per diem rates for our trainers. Accordingly, we believe that we have the necessary vendor specific objective evidence to ascertain the fair values of all undelivered elements in a multiple element arrangement. The residual amount is allocated to the software license. As discussed in our significant accounting policy, each of these components is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed and determinable and collectibility is probable.

18.
On page 17, you indicate that you bill your Data Center clients on a transaction basis or on a fixed fee arrangement. Tell us how you account for these revenues and how your revenue recognition policy addresses these arrangements. Similarly describe how and where your revenue recognition policy addresses how you account for the ASP service.

As discussed in Question 15, we bill our Data Center clients on either a transaction basis or on a fixed monthly fee arrangement. With respect to the fixed fee arrangement, this represents the client being billed at a fixed number of patients or visits per month.

Fiscal 2004 was the first year that we established a separate segment for Application Service Provider Services (“ASP”). Prior to this, our ASP operations were immaterial. Our ASP revenue is billed under fixed fee arrangements based on the number of users of the ASP services. Revenue is recognized in the monthly period in which the users have access to the ASP service.

19.	Clarify the types of revenues you include in the ‘general’ line item in your statements of income on page F-6. Tell us why you have not included a more specific description of those revenue sources.

General includes the following: turnkey systems labor revenue, third party hardware and software, license revenue, and sales from our small turnkey division. For 2004 the breakdown was as follows:

Turnkey systems labor revenue (1)	$9,602,000
Third party hardware and software (2)	4,335,000
License revenue (3)	2,066,000
Small turnkey division (4)	928,000
Total	$16,931,000

(1)	Refers to labor associated with turnkey installations and includes categories such as training, installation, project management and development.
(2)	Sales of third party hardware and software, such as pharmacy and database software, are made in connection with the sales of turnkey systems.
(3)	Generated as part of a sale of human service information system pursuant to a contract or purchase order that includes delivery of the system.
(4)	Relate to turnkey contracts that are less than $50,000 and are usually completed within one month.

These items were discussed in detail in the M D & A under Software and Related Systems and Services. We will provide a more specific description of these revenue sources in future filings.

New Accounting pronouncements, page F-17

20.
We note your statement that the transitional provisions of SFAS No. 123R will not have a material effect on the Company’s consolidated financial position or results of operations as substantially all outstanding equity instruments vest on or prior to June 30, 2005. Tell us whether the Company has accelerated the vesting for any out-of-the-money stock options in anticipation of the accounting implications related to SFAS 123R. Note that SAB 107 requires entities to disclose modifications of awards in anticipation of adopting SFAS 123R, including the reasons for modifying the terms.

The Company has not accelerated the vesting of any stock options previously outstanding.

Note 2. Summary of Significant Accounting Policies

Capitalized Software Costs, page F-13

21.	Tell us where you have classified the amortization of capitalized software costs and explain how it complies with FASB Staff Implementation Guide, Statement 86, Question 17.

Since the amortization of capitalized software relates to a software product that is marketed to others, the expense is charged to cost of sales, which complies with FASB Staff Implementation Guide, Statement 86, Question 17.

Note 3. Accounts Receivable, page F-18

22.
Tell us why the provision for doubtful accounts significantly decreased during the year ended December 31, 2004 and explain why you have reflected a benefit during 2004. Tell us how you considered Item 303 of Regulation S-K and why you did not include an explanation of this decrease your discussion of operating expenses on page 18.

The decrease in the provision for doubtful accounts for 2004 was the result of a write-off of accounts previously reserved for in the amount of $498,516 and a benefit in the reserve allowance of $204,000. The benefit in the reserve allowance was the combination of an increase in the reserve in the amount of $168,000 and a bad debt recovery in the amount of $372,000 related to an account which was reserved for in 2003. Page 18 of the MDA analysis identified the decrease of $1,250,000 in the bad debt expense but did not explain that it was the result of a recovery of a bad debt in the amount of $372,000 in 2004 as well as a $1,046,000 provision for bad debts made in 2003 as compared to a $168,000 provision made in 2004.

Note 9. Stockholders’ Equity, page F-22

23.
We note that your employees have the right to pay for the exercise price of the options by delivering shares of common stock owned by them and for all periods presented, your employees have elected this right. Tell us about the nature of the shares that were delivered upon exercise of these options and how you considered EITF 84-18 in your accounting. Clarify whether or not your awards specifically preclude the use of immature shares upon exercise of these options. Explain why fixed plan accounting is appropriate for these awards with reference to the appropriate authoritative literature.

Pursuant to the terms of the Company’s 2001 Long Term Incentive Plan, as and to the extent determined by the Company’s Compensation Committee, in its sole discretion, payments of all or part of an option exercise price may be made in cash, in the form of stock already owned by the optionee or, in the case of the exercise of a Non-Qualified Stock Option, Restricted Stock or Deferred Stock subject to an award under the 2001 Long Term Incentive Plan. Although not specifically required by the terms of the 2001 Long Term Incentive Plan, the Compensation Committee determined that payment of an option exercise price in the form of stock already owned by an optionee must be made with “mature shares.” Consequently, the option exercise form delivered by optionees upon exercise of their options includes a representation by optionees who are paying all or a portion of their exercise price in stock that such stock has been owned by the optionee for at least 6 months. Accordingly, the Company has accounted for these awards as fixed plan awards pursuant to the provisions of EITF 84-18.

Quarterly Report on Form 10Q for the period ended March 31, 2005

Item 4. Controls and Procedures, page 21

24.
We note your statement that the chief executive officer and chief financial officer have concluded that that the company’s disclosure controls and procedures are effective “effect as set forth below.” Given the exception noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent they are not effective.

The disclosure has been revised to indicate that the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective as of March 31, 2005. See page 21 of the Form 10-Q/A.

25.
Please identify and disclose the nature of the apparent material weakness that led to the change in internal controls implemented during the period ended March 31, 2005. Disclose when the material weakness was identified, by whom it was identified and when the material weakness first began. Also disclose whether or not the company believes that the material weakness still exists at the end of the period covered by the report.

The requested disclosure has been added on page 21 of the Form 10-Q/A.

Quarterly Report on Form 10-Q for the period ended June 30, 2005

Item 4. Controls and Procedures, page 27

26. Disclosure indicates that the chief executive officer and chief financial officer have concluded that that the company’s disclosure controls and procedures are effective “except as set forth below.” It is not clear to what you are referring when you disclose that your there are exceptions to management’s conclusions. Please advise.

The disclosure has been revised to delete the exception, which was inadvertently included. The disclosure has also been revised to respond to the staff’s comment number 28. See page 27 of the Form 10-Q/A.

Form 8-K filed on September 28, 2005

27.
We note your acquisition of CMCH Systems, Inc. (“CMCH”), which was consummated on September 28, 2005. Tell us why you have not included or incorporated by reference the audited financial statements of CMCH and the respective pro forma financial information in your Form S-3 filed on October 7, 2005. In this regard, based on the purchase consideration, it appears that CMCH is a significant acquisition that exceeds the 50% level. Refer to Rule 3-05(b)(4) of Regulation S-X.

The requisite financial statements were filed as Exhibits to our Form 8-K/A filed with the Commission on December 8, 2005 and have been included in the Form S-3 through the incorporation by reference of such Form 8-K/A. See page 12 of the Form S-3/A.

Quarterly Report on Form 10-Q for the period ended September 30, 2005

Item 4. Controls and Procedures, page 32

28.
We note your statement that your “disclosure controls and procedures evaluated were effective to insure that information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported with the time periods specified by the SEC’s rules and forms.” A similar statement appears in the Form 10-Q for the period ended June 30, 2005. Please tell us your management’s conclusions regarding disclosure controls and procedures with respect to the other elements of the definition set forth in Rule 13a-15(e), namely whether your controls and procedures were designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to management, as appropriate to allow timely decisions regarding required disclosure.

The requested disclosure has been added on page 32 of the Form 10-Q/A.

Note 8. Acquisitions.

CMHC Systems, Inc. (“CMHC”)

29.
Tell us the reasons for the material increase in deferred revenue during the quarter ended September 30, 2005. If the increase is the result of the CMHC acquisition, tell us more about the nature of the deferred revenues and how your accounting complies with EITF 01-3.

Deferred revenue increased from $908,000 at December 31, 2004 to $9,613,000 at September 30, 2005, representing an increase of $8,705,000. The CMHC acquisition accounted for $7,708,000 of this increase and represents prepayments for maintenance and services to be performed within the next 12 months. Of the remaining increase, $552,000 relates to similar prepayments of maintenance and services from the AMS acquisition. This accounting treatment is in compliance with EITF 01-3 because the liabilities all represent legal performance obligations acquired by Netsmart. The deferred revenue was recorded at fair value at the date of acquisition, determined based upon the fair value of the services to be performed. Such fair value approximated the historical cost basis of the deferred revenue.

30.
Tell us more about the customer lists you acquired from CMHC and explain why you believe it is appropriate to assign a useful life of 20 years. Refer to paragraph 11 of SFAS 142. Similarly address the useful lives assigned to customer lists in the CSM and Johnson acquisitions (12 years) and the CareNet acquisition (9 years).

On September 28, 2005, the Company consummated a business combination (the “Transaction”) under an agreement and plan of merger, in which it acquired substantially all of the assets and assumed various liabilities of CHMC Systems, Inc. (“CMHC”). The purchase price of the Transaction was $19.5 million. The Company engaged the services of Stout Risius Ross, Inc. (“SSR”), independent valuation consultants, to assist the Company in its estimate of the fair value of the assets acquired and liabilities assumed as well as the estimated remaining useful lives of the identifiable intangible assets pursuant to paragraph 11 of SFAS 141, “Business Combinations”. The following summary is based upon the analysis prepared by SSR in their estimate of the remaining useful life of the customer list acquired from CMHC. SSR developed cash flow models to analyze the customer list through the year 2035, a 29-year forecast.

CMHC provides computer-based information systems for approximately 400 behavioral and public healthcare organizations. CMHC has been in business since 1978, approximately 27 years. CMHC’s relationships with its customers are long-term in nature, indicating that the Customer Relationships are an important intangible asset to the Company. CMHC’s primary product consists of a full suite of administrative, clinical, financial and decision support software. This management information system for the behavioral (mental health) and public healthcare organizations is an integral component of each of CMHC’s customers operations that is not easily changed. Specifically, the management of CMHC indicated that the average purchasing cycle of its customers is approximately five to seven years. Furthermore, after a customer completes its initial purchasing cycle, there is a 75% probability that the customer will stay for an additional purchasing cycle of five to seven years. Utilizing an average purchasing cycle of five to seven years and an average retention rate of 75% for existing customers, implies that CMHC’s historical customer attrition rate is approximately 3% to 5% per annum1 . The Company deemed an annual attrition rate of 5%, for the customer list acquired in the CMHC transaction, to be reasonable. Such attrition rate results in an estimated remaining useful life of 20 years for the customer list.

As further support for the 20 year life, we analyzed the length of time that CMHC’s current customers have been customers of CMHC. At the time of our acquisition, CMHC had 398 customers. Of these customers, 50 (13%) had been customers for 20 to 27 years; 67 (17%) had been customers for at least 15 years and less than 20 years; 119 (30%) had been customers for at least 10 years and less than 15 years. In total, 236 (59%) had been customers for 10 or more years.

The analysis performed by SSR is preliminary and is subject to change. However, we believe that, based on the work performed to date by SSR, and the supplemental customer life study that we have analyzed, the estimated 20 year life appears reasonable. Additionally, our independent auditors have reviewed the customer life study, the draft appraisal report and the methodologies used therein, and have had lengthy discussions with the appraiser. Our auditors have indicated to us that the methodologies appear reasonable. However, they have not yet audited the underlying assumptions or data. We expect that we and our auditors will continue to verify the underlying assumptions in conjunction with our year-end audit and we will closely monitor the customer attrition rate in the future to continually re-evaluate the estimated useful life of the customer list. A 20 year useful life is currently our best estimate.

In June 1994, the Company acquired the business, substantially all of the assets and assumed certain liabilities of Creative Socio Medics, Inc. (“CSM”). The Total purchase of the assets acquired was $5,957,000. The Company allocated approximately $3,754,000 of the purchase price to the customer list acquired from CSM. At the date of acquisition, the Company estimated a remaining useful life of twenty years for the CSM customer list. In 1995 the Company, due to significant changes in the software industry (primarily the development of the Windows 95 software application program), and as a result of consultation with the SEC staff during the comment process related to the filing of a registration statement, reduced the estimated useful life of CSM list to twelve years. It was felt that there would be a greater likelihood of clients changing vendors at that time due to the necessity of software being rewritten to take advantage of the features and interface provided by Windows 95. The Company accounted for the reduction in the estimated useful life of the CSM customer list as a change in accounting estimate. The reason for the reduction in estimated useful of the CSM list was specifically identifiable factor (introduction of Windows 95) which is not currently present and it should not be used as guideline in the analysis of the estimated remaining useful life of the CMHC acquisition.
_____________
1 A five year purchasing cycle, would result in 20% of the customers up for renewal each year. If 75% of those customers sign on for an additional purchasing cycle, that means that 5% of the customers are not retained each year [20% x (100%-75%)]. Using a seven year cycle, the attrition rate calculates to 3.6% [1/7 x 25%]

During 1997, the Company acquired certain assets, including a customer list, from Johnson Computer Systems (“the Johnson Acquisition”). The total purchase price of the Johnson Acquisition was $300,000. The Company allocated $255,000 of the purchase price to the customer list. Due to the fact that the Johnson Acquisition was completely insignificant, the Company performed a qualitative analysis and determined that the estimated remaining useful life of the customer list was appropriate and no further work was necessary.

The CareNet acquisition on June 25, 2003 represented an acquisition of the intellectual property, customer contracts and certain other computer assets of Shuttle Data Systems Corp. (“ADIA”). At the time of acquisition, the CareNet customer base consisted of 21 clients. The customers pay a flat monthly access fee that covers initial development, hosting, backups, technical support and an ongoing development allowance. The useful life of nine years was derived from the following. ADIA was established in 1997 and they had not lost a single client since their inception. At the time of acquisition their oldest client had a life of six years. Our clients have an average life of 15 years and they are similar to the type of CareNet client in they are mostly governmental agencies. However, CareNet customers are serviced thru an ASP model which requires little investment in IT infrastructure and software customization. It is deemed more likely that an ASP customer could and would change software vendors since they have less invested in both dollars and time in their software platforms. Although the delivery mechanism is different, we believe that their clients would be similar to CSM clients. Therefore we believe that a useful life of 9 years for the CareNet Customers would be reasonable. All of the 21 existing CareNet customers at the time of acquisition are still with the Company.

Note 10. Subsequent Events, page 16

(10) Subsequent Events, page 16

31.
We note the warrants issued on October 14, 2005 as part of a private placement. Tell us how you accounted for these warrants at issuance. In this regard, explain how you considered whether the instrument meets the definition of a derivative in accordance with SFAS 133. Furthermore, tell us how you considered paragraphs 12 through 32 of EITF 00-19 when determining whether the freestanding instrument should be recorded as a liability or within the equity section of the consolidated financial statements.

In order to provide some background information regarding the private placement, following is the disclosure included in our Form 8-K/A filed on December 8, 2005:

"Subsequent to the acquisition of CMHC, Netsmart sold to investors, pursuant to a private placement agreement (the “Agreement”), an aggregate 490,000 shares of common stock and warrants to purchase 122,504 shares of common stock. Netsmart has received $4,493,104 in gross proceeds and paid commissions of $275,000 related to the private placement. Netsmart has also issued a warrant to purchase 24,500 shares to the placement agent. The Agreement requires Netsmart to file a registration statement within 30 days of the closing of the private placement, and to use its reasonable best efforts to have such registration statement declared effective by the SEC within 90 days of the closing. Generally, the Agreement further provides for a penalty to be paid to the investors should Netsmart fail to meet its registration obligations. Such penalty is payable to the investors in cash at the rate of 2.5% of the gross proceeds per month, up to a maximum penalty of 20% of the gross proceeds. The net proceeds from this transaction have been reflected as equity in the accompanying pro forma balance sheet, which assumes that the required registration statement has been declared effective by the SEC. However, in accordance with EITF 00-19,”Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock”, Netsmart intends to record 20% of the gross proceeds (approximately $899,000) as a liability until Netsmart has no further obligations pursuant to the registration rights provision that are outside of its control."

We have reviewed the provisions of SFAS 133, EITF 00-19, the minutes from the June 15-16, 2005 EITF meeting discussing EITF 05-4, and also listened to the various speeches regarding this topic at the AICPA National Conference on Current SEC and PCAOB Developments in Washington, DC on December 5-7, 2005. After considering this information, and reviewing this matter with our independent registered public accountants, we have determined that the most appropriate accounting treatment is to record the maximum amount of the penalty (20% of the gross proceeds) as a liability until we have no further obligations pursuant to the registration rights provision that are outside of our control.

Accordingly we intend to record 80% of the gross proceeds in equity and 20% of the gross proceeds as current liability. In this regard, we believe that the maximum amount of the penalty does not exceed the difference between the fair value of registered shares and unregistered shares; a 20% discount is consistent with other transactions we are aware of. Therefore, consistent with at least some of the current views in EITF 05-4, we believe that the registration right should not be combined with the common stock and warrants issued in the private placement. There are no other provisions in the subscription agreement, no matter how remote, that could cause any redemption (including partial redemption) or other cash settlement of either the common stock or the warrants. Also, there are no circumstances in which the investor could ever receive more than the 20% maximum amount under the liquidated damages provision. We are permitted to deliver, and in fact we have delivered, unregistered shares; we have sufficient authorized shares to satisfy the warrants and all other instruments convertible into common shares; there is no collateral; and the investors do not have any rights that rank higher than our current common stockholders. We will continue to monitor the profession’s views on liquidated damage clauses and should the EITF, the FASB or other authoritative body reach a consensus on this issue, we will consider such consensus in future filings.

32.
Refer to the Term Sheet referred to as Exhibit B in Exhibit 10.1 of your Form S-3. We note that you have agreed to file a registration statement covering the resale of the Common Shares and Warrant Shares and cause the Registration Statement to be declared effective not later than ninety days of the Closing Date. Supplementally provide us a copy of the registration rights agreement along with a summary of the terms and provisions in that agreement. Specifically address whether you are required to maintain effectiveness of the registration or whether there are any penalties associated with the failure to have the registration statement declared effective, maintain effectiveness of the registration statement or maintain listing on an exchange. Also address whether there are any liquidated damages or any other provisions that may indicate net cash settlement.

In response to the staff’s comment, we have provided a copy of the form of Subscription Agreement, which contains registration rights provisions in Section 6. A copy of the form of Subscription Agreement, together with the amendment thereto, has also been filed as Exhibit 4 to the Form S-3/A. Pursuant to Section 6 of the Subscription Agreement, the Company is required to:

o	file a registration statement with the SEC to allow the resale of the common shares and warrant shares (“Registrable Securities”) under the Securities Act;

o
use its reasonable best efforts to have such registration statement declared effective by the SEC prior to January 12, 2006, which is the date which is 90 days after the date of Closing (the “Registration Effective Date”);

o	cause such registration statement to remain effective (the “Registration Period”) until the earlier of:

o	such date as the holders of the securities have completed the sale of all of the Registrable Securities described in the registration statement; or
o	Such time that such shares have become eligible for sale pursuant to Rule 144(k) (or any successor thereto) under the Securities Act.

Section 6 of the Subscription Agreement provides for the payment of liquidated damages upon the occurrence of certain specified events, as set forth below (each and “Event,” and the date of any such event the “Event Date”). The Events which entitle the holders to receive liquidated damage payments are as follows:

o	the Company fails to file a registration statement within 30 days of the Closing Date; or
o
the Company fails to file a request for acceleration in accordance with Rule 461 within three business days after the Company is notified (orally or in writing, whichever is earlier) by the SEC that a registration statement will not be “reviewed,” or is not subject to further review; provided that for a period of up to 15 days, the Company is not required to make any initial or continuing disclosure in the event that the Company determines in good faith and upon advice of counsel that there are present material undisclosed circumstances or developments with respect to which the disclosure that would be required would have a material adverse effect on the Company, or

o
prior to the date when such registration statement is first declared effective by the SEC, the Company fails to file a pre-effective amendment and otherwise respond in writing to SEC comments within 30 calendar days after the receipt of comments by or notice from the SEC that such amendment is required in order for a registration statement to be declared effective, provided that the Company may contest any position taken by the SEC in any comment letter that, in each case, it determines in good faith as advised by counsel is not required or may not be in the best interests of the Company or its shareholders; or

o	a registration statement filed or required to be filed is not declared effective by the SEC on or before the Registration Effectiveness Date, other than due to:
o	the failure of the SEC to deliver its initial written comments on such registration statement within 30 days of its filing; or
o
the delivery by the SEC of comments on the Company’s subsequent filings (except to the extent that such subsequent comments were due to the Company’s failure to respond in the manner and to the extent required by the comments of the SEC); or

o	the failure of the SEC to timely deliver written comments on the Company’s subsequent filings; or
o
after a registration statement is first declared effective by the SEC, it ceases for any reason to remain continuously effective as to all Registrable Securities for which it is required to be effective, or the holders are not permitted to utilize the Prospectus therein to resell such Registrable Securities, other than for:

o	any period, not to exceed one 30-day period within any one 12-month period, the Company requires in connection with a primary underwritten offering of equity securities and
o
any period, not to exceed two 30-day periods within any one 12-month period, when the Company determines in good faith that offers and sales pursuant thereto should not be made by reason of the presence of material undisclosed circumstances or developments with respect to which the disclosure that would be required in such a prospectus is premature, would have an adverse effect on the Company or is otherwise inadvisable and provided that all holders and all holders of registration rights in respect of capital stock of the Company are similarly bound.

Upon the occurrence of any above-listed Event, the Company is required to pay as liquidated damages to each holder of common shares and warrant shares, on the first monthly anniversary of such Event Date and on each subsequent monthly anniversary of each such Event Date (if the applicable Event shall not have been cured by such date) until the Event is cured, an amount equal to 2.5% of the aggregate purchase price paid by such holder pursuant to its subscription agreement for any Registrable Securities then held by such holder; provided, that the total amount of the partial liquidated damages shall not exceed 20% of the aggregate purchase paid by such holder pursuant to its subscription agreement.

Thank you for your comments. We trust that these responses are sufficient for your purposes. However, if you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/James L. Conway

James L. Conway